

September 29, 2011

Via E-mail
Donald R. Breivogel, Jr.
Chief Financial Officer
Springleaf Finance Corporation
601 N.W. Second Street
Evansville, IN 47708

     Re: Springleaf Finance Corporation
             Form 10-K for the Fiscal Year ended December 31, 2010
             Filed March 30, 2011
             Form 10-Q for the Quarter ended June 30, 2011
             Filed August 12, 2011
             File No. 001-06155

Dear Mr. Breivogel, Jr.:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2010 Form 10-K

Glossary, page 32

1. Please revise future filings to detail each capital security that is considered to be hybrid debt.

<u>Allowance for Finance Receivable Losses, page 47</u>

2. We note you briefly disclose on page 39 that due to the new accounting basis established with push-down accounting, the bases of the assets and liabilities of the Successor Company are not comparable to those of the Predecessor Company. Please revise future filings to include the following:

    a. Provide additional contextual information to help investors understand the various models employed, classifications made, and judgments reached by management. Specifically, discuss how your accounting for credit impaired loans impacts your credit metrics and trends and identify those most impacted;

    b. Qualitatively discuss the comparability of your credit ratios and trends between periods and with other institutions; and

    c. More clearly discuss how you classify credit impaired loans as non-accrual, loans greater than 90 days and accruing, or as a trouble debt restructuring subsequent to November 30, 2010.

<u>Higher-risk Real Estate Loans, page 51</u>

3. You disclose second mortgages totaled $836 million at December 31, 2010 which represents approximately 6% of your total loan portfolio. Please respond to the following regarding your second mortgage portfolio:

    a. Tell us whether you are able to track whether the first lien position is in default regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings;

    b. If you do not have detailed information with respect to the performance of the first lien loan:

        • Please tell us in detail and revise future filings to discuss how you consider this in the determination of your allowance for loan losses for your second mortgage portfolio;

        • Consider revising future filings to include a risk factor or other disclosure addressing the risks in this portfolio, including how the lack of available information on the performance of first lien loans could impact the accuracy of your loan loss estimates, and the steps you are taking to address the risks;

    c. Tell us and disclose in future filings the percentage of the second mortgage portfolio where you also hold the first lien loan;

    d. Tell us whether the default and delinquency statistics for second mortgages where you also hold the first lien loan show a different trend than situations where you do not hold the first lien loan;

    e. Tell us and revise future filings to explain the nature of the loans in your second mortgage portfolio. For example, detail the percentage that are open-end lines of credit, the percentage that are close-ended, the percentage that were originated at the same time the first mortgage was originated, describe how long the draw period is for open-ended line of credit, etc.

Note 2. Summary of Significant Accounting Policies

Finance Receivable Revenue Recognition, page 105

4. Please revise future filings to disclose your policy for recording payments received on nonaccrual loans. Refer to ASC 310-10-50-6(b).

5. Please revise future filings to disclosure your policy for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-10-50-6(c).

Credit Impaired Finance Receivables, page 106

6. You disclose on page 107 that "given the nature of our business, finance receivables will also be removed from a pool if the collateral underlying a particular finance receivable changes as we believe that, if such events occur, that particular finance receivable represents a new finance receivable rather than a continuation." Please explain to us the typical facts and circumstances related to when you remove a receivable from a pool as noted above. Also explain to us how you considered the guidance in ASC 310-30-40-1 and explain the key factors which resulted in you concluding that the receivable should be removed from the pool. Lastly, quantify the amount of loans removed from pools under the above scenario and explain the impact on your financial results of removing the loans from your pools as compared to if you would have left the loans in the pools.

Allowance for Finance Receivable Losses, page 108

7. Please revise to provide qualitative and quantitative information regarding how you modify loans. Specifically discuss the types of modifications you employ, how modifications impact the delinquency status of a loan, how you treat modifications in your allowance for loan loss methodology and if you pool modified loans with non-modified loans in measuring impairment under ASC 450-20.

8. Please revise future filings to disclose the number of deferments granted each quarter and discuss any trends.

9. You disclose on page 109 that with respect to the November 30, 2010 finance receivables, an allowance for finance receivables losses will not be established until such time as a required allowance amount exceeds the remaining nonaccretable difference for credit impaired finance receivables. Please tell us in detail and clarify your disclosure in future filings to explain how this statement is consistent with your policy disclosed on page 106 that probable decreases in expected finance receivable principal cash flows result in the recognition of impairment which is recognized through the provision for finance receivable losses.

Finance Receivables Held for Sale, page 109

10. We note your disclosure that you have recourse exposure related to sold loans. Please revise all future filings to provide a roll forward of this obligation for each period presented and discuss any trends. Also discuss the number and balance of loans re-purchased during the periods presented and describe the primary reasons you were required to re-purchase the loans or to make payments related to your recourse exposure.

Note 3. FCFI Transaction, page 120

11. Please provide us a diagram of the ownership structure of Springleaf Finance Corporation before and after the FCFI transaction. Please discuss the ownership of each entity involved and provide other relevant information to allow us to fully understand the ownership structure before and after the FCFI transaction.

12. Please provide us all the details (entities, amounts, etc.) about how AGF Holding was initially capitalized.

13. Please provide us all the facts and circumstances related to the fair value of consideration transferred that was allocated to SLFC of $220,144,000. For example:

   a. Clarify or confirm that AGF Holding paid $118 million in cash and transferred $29.7 million in its common shares to ACC and assumed $72 million of SLFI liabilities in exchange for 100% ownership in SLFI.

   b. Clarify how the $29.7 million in shares was measured.

   c. Clarify how these amounts were allocated to SLFC. Explain in detail why amounts related to entities other than SLFC appear to be included in the calculation of the bargain purchase gain recorded on SLFC's books.

Note 6. Finance Receivables, page 132

14. Please revise future filings here or in MD&A to describe the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.

15. We note the following related to the identification of your loan portfolio segments:

   - You have not identified second mortgages on real estate as a separate portfolio segment.

   - Second mortgages totaled $835 million at December 31, 2010. The branch retail sales finance loan portfolio segment totaled $491 million at December 31, 2010.

   - The charge-off percentage on second mortgages was close to 10% during 2010 which is significantly higher than any other loan portfolio/type. It appears that second loans have significantly different risk characteristics than other branch real estate loans.

   - You disclose that second mortgages on real estate were identified as one of four pools of finance receivables used in push-down accounting and that, "the categorization of these finance receivables into these four pools is consistent with how our Credit Strategy and Policy Committee evaluates the performance of oour finance receivable portfolio and with the methodologies employed in establishing internal credit scores. As a result, we believe that these four pools result in an aggregation methodology that is consistent with the underlying risks associated with each finance receivable and the related collateral, as applicable."

   Please tell us how you determined that second mortgages on real estate should not be identified as a portfolio segment. Also tell us if you pool second mortgages with other loan portfolios when you collectively measure impairment on this portfolio. If you do, please tell us how you determined that second mortgages shared common risk characteristics with other loan portfolios given their significantly higher charge-off percentage. Lastly, tell us how you determined that second mortgages should not be identified as a class of financing receivables.

16. On page 143, you disclose that "…within our three main finance receivable types are sub-portfolios, each consisting of a large number of relatively small, homogenous accounts. We evaluate these sub-portfolios for impairment as groups. We base our allowance for finance receivable losses primarily on historical loss experience using migration analysis and the Monte Carlo technique applied to sub-portfolios of large numbers of relatively small homogenous accounts." Please tell us the type of loans included in each sub-portfolio and to the extent that each sub-portfolio is not identified as a loan portfolio segment or class of financing receivable, please explain the basis for this determination.

17. Considering your policy to continue to accrue interest on loans until the fourth or sixth contractual payment becomes past due, please revise future filings to disclose the delinquency by portfolio segment and class for loans 90-119 days past due, 120-149 days past due, 150-179 days past due and greater than 180 days past due in your past due receivables table.

18. Please revise future filings to disclose the recorded investment in finance receivables that were greater than 90 days past due and still accruing in your past due receivables table.

19. Please revise your past due receivables table in future filings to disclose the recorded investment in financing receivables as opposed to the unpaid principal balance.

Note 8. Allowance for Finance Receivable Losses, page 142

20. We note your recorded a $25.7 million increase to the allowance determined by migration analysis and Monte Carlo techniques at December 31, 2009. Please revise future filings to discuss the specific factors and circumstances that lead to the adjustment at December 31, 2009 or any adjustment in the future.

Note 15. Long-term Debt, page 152

21. Please revise future filings to disclose each material debt issuance separately in a tabular format. Disclose the contractual obligation due, recorded balance, interest rate, maturity date, currency, subordinate features and any other key term.

Note 25. Income Taxes, page 166

22. We note your disclosure that you recorded tax benefits and income tax receivables from AIG related to your tax sharing agreement and that because of an amendment in the tax sharing agreement in connection with the FCFI transaction, it appears AIG did not pay tax amounts due to you in 2010. Please provide us all the facts and circumstances related to income tax amounts recorded that resulted in the income tax receivable from AIG. Specifically detail the timing and amounts recorded on SLFC's financial statements and explain why you recorded a dividend of $706 million to SLFI at November 30, 2010. Also provide us an accounting analysis supporting your treatment of the $706 million as a dividend recorded through equity accounts as compared to recording the noncash transaction through the income statement.

Note 26. Lease Commitments, Rent Expense, and Contingent Liabilities, page 171

23. We note your disclosure related to various legal proceedings. Please revise future filings to disclose the amount or range of a reasonably possible losses or to indicate that an amount cannot be estimated. Refer to ASC 450-20-50-4.

June 30, 2011 Form 10-Q

Note 3. Finance Receivables, page 10

24. Please revise all future filings to include total columns in your quantitative disclosures to allow financial statement readers to more easily analyze your loan portfolio.

Note 5. Allowance for Finance Receivable Losses, page 17

25. We note you recorded $175 million in provision for loan losses during the six months ended June 30, 2011 with a beginning allowance of $7 million. You describe that the provision included $68 million related to net charge-offs on credit impaired finance receivables and $71 million related to net charge-offs on non-credit impaired finance receivables.

   a. Please explain to us in detail and revise future filings to discuss the facts and circumstances related to the adverse trend in credit quality subsequent to push-down accounting. Your disclosure should clarify why you recorded such a large provision and had such a large amount of charge-offs in the six months after push-down accounting considering any existing credit impairment was provided for in push-down accounting by measuring the loans at fair value.

   b. Please explain to us how you incorporated this apparent significant decrease in credit quality of credit impaired loans during 2011 in your estimate of expected cash flows at June 30, 2011.

   c. Please explain the basis for your disclosure on page 13 that you did not create an allowance for credit impaired finance receivables in 2011 since the net carrying value of these credit impaired receivables was less than the present value of the expected cash flows considering the large amount of charge-off's recorded during 2011.

   d. Please note you are required to disclose any allowance for loan losses allocated to financing receivables acquired with deteriorated credit quality. Refer to ASC 310-10-50-11B(g) and 310-10-50-11C.

26. Please revise future filings to disclose the recorded investment in financing receivables by impairment method (collectively evaluated or acquired with deteriorated credit

quality) or tell us where you disclose this information. Refer to ASC 310-10-50-11B(h) and 310-10-50-11C.

27. You disclose that "as a result of charging off the non-credit impaired finance receivables, $35.7 million of valuation discount accretion was accelerated and is included as a component of finance charges within revenues." Please explain to us in detail the facts and circumstances related to the recognition of valuation discount as income in connection with charging-off loans.

Note 6. Investment Securities, page 20

28. You disclose that you recorded a $2.2 million credit charge in 2011 related to other-than-temporary impairment. Please revise future filings to discuss the facts and circumstances related to the charge. For periods in which an other-than-temporary impairment of a debt security is recognized and only the amount related to a credit loss is recognized in earnings, please disclose the information required by ASC 320-10-50-8A.

Note 10. Refinancing of Secured Term Loan, page 26

29. Please provide us an accounting analysis related to the modification of your term loan. Specifically discuss your basis for recognizing $10.7 million of the fair value mark as a gain on early extinguishment while deferring the remaining $20.1 million and amortizing it over the new term.

Note 13. Income Taxes, page 30

30. You disclose that a deferred tax valuation allowance was not required on your remaining gross deferred tax assets. Please tell us in detail and revise future filings to explain why your gross deferred tax assets will more likely than not be realized. Specifically discuss the key facts and circumstances including the nature of the positive and negative evidence you considered in making your determination. Also discuss the sources of taxable income that you believe will be available to realize your deferred tax asset and to the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities, disclose that fact and provide a brief description of such strategies. Refer to guidance starting at ASC 740-10-30-16.

Note 18. Risks and Uncertainties, page 44

31. You disclose that in assessing your current financial position and developing operating plans for the future, you have made significant judgments and estimates with respect to your liquidity, including your ability to comply with your debt covenants. Please revise future filings to provide a discussion of your key debt covenants and whether you are currently complying with them. Also identify any debt covenant(s) where you are close

Donald R. Breivogel, Jr.
Springleaf Finance Corporation
September 29, 2011
Page 9

to not complying and discuss the impact on cash flows, liquidity and financial results if you were unable to comply.

Analysis of Financial Condition, page 54

32. Please revise future filings to provide a qualitative analysis of the reasons the Centralized Prime Real Estate Loans have a significantly higher delinquency percentage as compared to Branch Prime, Non-prime and Sub-prime Real Estate Loans.

Higher-risk Real Estate Loans, page 56

33. On page 58, you disclose that, "the total amount of all real estate loans for which the estimated LTV ratio exceeds 100% at June 30, 2011 was $2.4 billion, or 23%, of total real estate loans." Please revise future filings to clarify whether this disclosure uses updated LTV. If so, briefly describe how you update collateral valuations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief